Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

By Electronic Mail

July 26, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 26, 2018, The Nasdaq Stock Market (the "Exchange") received from Opera Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American depositary shares, each representing two ordinary shares, par value US$0.0001 per share
Class A Ordinary shares, par value US$0.0001 per share*

We further certify that the security described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*   Application to be made for listing, not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.